50
3/6/03

03002163

UNITED STATES
... AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 3-5-03 *

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: UBS Global Asset Management (US) Inc.
FN: Brinson Advisors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 West 52nd Street
(No. and Street)

New York	New York	10019-6114
(City)	(State)	(Zip Code)

RECD S.E.C.
MAR 0 3 2003
538

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Wolfangel (212) 882-5090
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
MAR 0 3 2003
538

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/19/2003

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ____________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See attached oath or affirmation

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Independent Auditor's Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

UBS Global Asset Management (US) Inc. (formerly Brinson Advisors, Inc.)
(A subsidiary of UBS Americas Inc.)

December 31, 2002
with Report of Independent Auditors

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying consolidated statement of financial condition of UBS Global Asset Management (US) Inc., as of December 31, 2002, is true and correct. We further affirm that neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

(Name) Brian M. Storms
(Title) Chief Executive Officer,
UBS Global Asset Management (US) Inc.

(Name) Robert P. Wolfangel, Jr.
(Title) Chief Financial Officer,
UBS Global Asset Management (US) Inc.

Subscribed and sworn
to before me this
27th day of February, 2003

Evelyn DeSimone

EVELYN DE SIMONE
Notary Public State of New York
No 43-5063192
Qualified in Richmond County
Certified in New York County
Commission Expires July 15, 2006

UBS Global Asset Management (US) Inc.

Consolidated Statement of Financial Condition

December 31, 2002

Contents

Ernst & Young
■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
UBS Global Asset Management (US) Inc.

We have audited the accompanying consolidated statement of financial condition of UBS Global Asset Management (US) Inc. (formerly Brinson Advisors, Inc.) (the "Company") as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of UBS Global Asset Management (US) Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 27, 2003

UBS Global Asset Management (US) Inc.

Consolidated Statement of Financial Condition

December 31, 2002

(In thousands of dollars, except share and per share amounts)

Assets	
Cash	$ 180
Investment in commercial paper	100,945
U.S. Government and agency obligations, at fair value	49,645
Receivable from clients	16,143
Receivable from UBS PaineWebber Inc., net	82,798
Deferred distribution costs	28,996
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $3,643	15,620
Deferred income taxes	614
Other assets	5,558
Total assets	$ 300,499
Liabilities and Stockholder's equity	
Accrued compensation and benefits	$ 19,530
Current income taxes	13,887
Payable to affiliates	5,219
Other accrued liabilities and accounts payable	15,028
Total liabilities	53,664
Commitments and contingencies	
Stockholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1
Additional paid-in-capital	35,282
Retained earnings	211,552
Total stockholder's equity	246,835
Total liabilities and stockholder's equity	$ 300,499

See notes to consolidated statement of financial condition.

UBS Global Asset Management (US) Inc.

Notes to Consolidated Statement of Financial Condition

December 31, 2002
(In thousands of dollars)

Organization

The consolidated statement of financial condition includes the accounts of UBS Global Asset Management (US) Inc. (formerly Brinson Advisors, Inc.) and its wholly-owned subsidiary, Decision Services Incorporated ("DSI") (collectively the "Company"). All material intercompany balances and transactions have been eliminated.

The Company is a wholly-owned subsidiary of UBS Americas Inc. ("UBS Americas"), a wholly-owned subsidiary of UBS AG ("UBS"). The Company has material transactions with UBS Americas and its subsidiaries and affiliates, including the Company's former parent company, UBS PaineWebber Inc. ("UBSPW").

The Company is engaged in the business of providing investment advisory and portfolio management services to individuals, institutions, trusts and pension, endowment and mutual funds.

Summary of Significant Accounting Policies

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates, and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

The Company is included in the consolidated federal income tax return and combined state and local tax returns of UBS Americas. However, federal and state and local taxes are provided on a separate return basis.

The Company's financial instruments are carried at fair value or amounts approximating fair value. Investments in U.S. Government and agency obligations and commercial paper are carried at market value and amortized cost, respectively, which approximate fair value. Certain receivables and payables and other assets and liabilities are carried at fair value or contracted amounts approximating fair value.

Related Party Transactions

The Company clears all transactions for its clients through UBSPW and other brokers on a fully disclosed basis. UBSPW carries the accounts of certain of the Company's clients and maintains and preserves books and records pertaining thereto as required by Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

Deferred Distribution Costs

The Company is responsible for distribution of shares of certain mutual funds to which it provides investment advisory services and certain other mutual funds. In connection with the distribution of certain classes of shares, the Company pays UBSPW and other third-party brokers a fee based on the value of the fund shares sold by UBSPW and other third-party brokers. The fees paid to UBSPW and other third-party brokers are deferred and amortized over the period during which the fund shares are outstanding, but not to exceed six years.

Contingent Liabilities

The Company has been named as defendant in certain legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with legal counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's consolidated statement of financial condition.

As of December 31, 2002, the Company was contingently liable under an unsecured letter of credit arrangement of $499.

Stockholder's Equity

There are 1,000 shares authorized, issued and outstanding of $1 par value common stock. Included as a direct increase to stockholder's equity is the net tax benefit resulting from the exercise and vesting of employees' UBS stock options and restricted stock.

Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule. Under the method of computing capital requirements, the Company's net capital shall not be less than $250. As of December 31, 2002 the Company's net capital, as defined, was $105,234, which exceeded the minimum net capital required by $104,984.

Dividend payments, equity withdrawals and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

Employee Incentive Awards

Employees of the Company are covered under various UBS stock option and award plans that provide for the granting of stock options, cash and restricted stock awards, and other stock based awards. Officers and other key employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

Restricted stock awards are granted to key employees whereby shares of UBS common stock are awarded in the name of the employee, who has all rights of a stockholder, subject to certain sale and transfer restrictions. The awards generally contain restrictions on sales and transfers ranging from one to three years. The restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period.

Employee Benefit Plans

Eligible employees of the Company are participants in the UBS Pension Plan, the defined benefit pension plan of UBS, including a supplemental executive retirement plan for select participants.

Additionally, employees of the Company are eligible to participate in the UBS Savings and Investment Plan, which is a defined contribution savings plan.

UBS also provides certain life insurance and health care benefits to employees of the Company.

Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, there is a net deferred tax asset ("DTA") of $614, which is reflected without reduction for a valuation allowance. The net DTA is composed of a DTA of $2,822, which is primarily attributable to depreciation and employee benefits offset by a deferred tax liability of $2,208, primarily attributable to accelerated deductions, deferred income, and valuation of investments.